UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42156

ABOVE FOOD INGREDIENTS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

2305 Victoria Avenue #001

Regina, Saskatchewan, S4P 0S7

(306) 779-2268

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 28, 2025, Above Food Ingredients Inc. (the “Company”) issued a press release. A copy of the press release is furnished herewith as Exhibit 99.1.

Investors should monitor the Company’s investor relations website, in addition to press releases, public filings and conference calls and webcasts.

DOCUMENTS FILED AS PART OF THIS REPORT

Exhibit	Description

99.1	Press Release, dated November 28, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Above Food Ingredients Inc.

Date: November 28, 2025
	By:	/s/ Lionel Kambeitz
	Name:	Lionel Kambeitz
	Title:	Chief Executive Officer